LUKE KINGMA

Los Angeles, CA | Luke@thegaoe.com

Skills Summary

I'm a content director, creative / brand strategist, copywriter, and published cartoonist with 10 years of experience working across the marketing, editorial, media, and entertainment industries.

Most recently, I served as Interim Content Director Seed, a biotechnology startup in Venice that is pioneering novel applications of bacteria for human and planetary health.

I also recently published my first book, Cartoons from Tomorrow, which is a selection of speculative single-panel comics derived from Futurism's popular brand, Futurism Cartoons.

Finally, I'm actively looking for a longer term opportunity in one of the following fields: advocacy and non-profits, emerging technology, online media, entertainment, science communication, and direct-to-consumer (DTC).

Education

BA in Film / University of Pittsburgh / 2006-2010

Experience

The Greatest Adventure on Earth

CFO / March 2019-present

Building the greatest travel experience mankind has ever known.

Content Director

Head of Creative / Dec 2015-December 2018

This is the place for a brief summary of your key responsibilities and most stellar accomplishments.